

August 28, 2007

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

>   **Re: Gerdau S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2006**
>   **File No. 001-14878**

Dear Mr. Schirmer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

1.   In your results of operations section, you indicate that 2006 results have been impacted by performance improvements in several operations as well as consolidation of units acquired in the last two years. However, your results of operations discussion does not quantify any factors that contributed to the material changes in revenue or any other line item. Please revise future filings to quantify the amount of the changes contributed by each of the factors or events that you identify, specifically addressing how much of your change is attributed to acquisitions.   In this regard, your discussion on page 35 does not address how much the acquisition of Sidenor or your acquisitions as a whole contributed to the overall 33% increase in sales and cost of sales during 2006. Refer to the Commission's guidance available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Note 4.1 Corporacion Sidenor S.A. page F-21

2.   With regards to your conclusion that Corporacion Sidenor is a VIE and should be consolidated in your financial statements for the year ended December 31, 2006, please provide us with your analysis of FIN 46(R), how you determined that Sidenor is a VIE and your basis for determining that you are the primary beneficiary.

Note 25 Stock Based Compensation, page F-71

3.   You disclose on page F-71 that you adopted SFAS 123R on January 1, 2006. As required in paragraph 84 of SFAS 123R, please tell us and disclose, in future filings, the effect the adoption of SFAS 123R had on income from continuing operations, income before income taxes, net income and basic and diluted earnings per share.

4.   You disclose on page F-73 that you provide bonuses under your Gerdau Ameristeel plan in the form of cash, SARs and/or options.   Tell us how you are accounting for any cash settled awards and how your accounting complies with SFAS 123R. Please confirm to us that you recognize compensation expense for these performance awards based on the fair value, rather than the intrinsic value, of these awards at each reporting date. See paragraph 37 of SFAS 123(R). If so, please tell us why you have not recognized any cumulative effect of a change in accounting principle, pursuant to paragraph 79b of SFAS 123(R).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief